Exhibit 12
      E'TOWN CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
            (In Thousands Except Ratios)


                                             Three Months Ended Six Months Ended
                                                   June 30,         June 30,
                                                 1999    1998     1999    1998
EARNINGS:

Net income                                     $ 5,757 $ 5,162 $ 12,057 $ 9,325
Federal income taxes                             3,164   2,842    6,620   5,149
Interest charges                                 4,802   4,318    9,284   8,534
                                               ---------------------------------
Earnings available to cover fixed charges       13,723  12,322   27,961  23,008
                                               ---------------------------------

FIXED CHARGES:
Interest on long-term debt                       4,239   4,048    8,373   8,033
Other interest                                     565     286      856     500
Amortization of debt discount - net                110     109      220     217
                                               ---------------------------------
Total fixed charges                            $ 4,914 $ 4,443  $ 9,449 $ 8,750
                                               ---------------------------------

Ratio of Earnings to Fixed Charges                2.79    2.77     2.96    2.63
                                               =================================





Earnings to Fixed Charges represents the sum of Net Income, Federal income taxes and Interest Charges (which is reduced by Capitalized interest), divided by Fixed Charges.
Fixed Charges consist of interest on long and short-term debt (which is not reduced by Capitalized Interest), and Amortization of debt discount.